Exhibit 23.2

           Consent of Independent Registered Public Accounting Firm Board of Directors
Euronet Worldwide, Inc.

We consent to the use of our report dated February 7, 2003, with respect to the consolidated balance sheet of Euronet Worldwide, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of operations and comprehensive income/(loss), changes in stockholders' equity/(deficit), and cash flows for each of the years in the two-year period ended December 31, 2002, incorporated by reference in this registration statement on Form S-3 of Euronet Worldwide, Inc. used to register 477,466 shares of common stock, par value
$0.02 per share and the reference to our firm under the heading "Experts" in the registration statement.

/s/ KPMG Audyt Sp. z o.o.
Warsaw, Poland
August 3, 2004